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                             August 19, 2022

       Sharon L. Hollis
       Chief Executive Officer
       InnovaQor, Inc.
       400 S. Australian Avenue, Suite 800
       West Palm Beach, FL 33401

                                                        Re: InnovaQor, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 29, 2022
                                                            File No. 000-33191

       Dear Ms. Hollis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed July 29, 2022

       Item 2. Financial Information
       Liquidity, Capital Resources and Acquisition, page 30

   1. Please revise to disclose the minimum period of time that you will be able to conduct planned
operations using currently available capital resources. Refer to Item
                                                        303(b)(1) of Regulation
S-K.
       Item 6. Executive Compensation.
       Consulting Agreement, page 38

   2. You disclose that the company entered into a consulting agreement with Mr. Dab for one year effective June 1,
2021. Identify the company affiliated with Mr. Dab and disclose whether the agreement
has expired. Clarify any obligations that remain under the
                                                        agreement and the total
amount that was paid to Mr. Dab   s company under the agreement.
 Sharon L. Hollis
InnovaQor, Inc.
August 19, 2022
Page 2
General

3. Please amend your filing to update your interim financial statements through the quarter ended June 30, 2022.
4. Additionally, please revise your Management's Discussion and Analysis on page 32 and interim period disclosures elsewhere in the filing to pertain to the quarter ended June 30,
       2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Kathryn
Jacobson, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters. Please contact Olivia Bobes, Law Clerk, at (202)
551-7361 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameSharon L. Hollis
                                                             Division of
Corporation Finance
Comapany NameInnovaQor, Inc.
                                                             Office of
Technology
August 19, 2022 Page 2
cc:       Thomas Cookson
FirstName LastName